Exhibit 99.1

Scotiabank acquires 50% of BBVA pension fund management business in Peru

TORONTO, April 23, 2013 /CNW/ - Scotiabank today announced that it has acquired 50% of BBVA's pension fund management business, AFP Horizonte, in Peru. The transaction is valued at C$260 million.

As part of this transaction, Scotiabank and SURA Asset Management, a subsidiary of Grupo SURA, who has acquired the other 50% of AFP Horizonte, will jointly manage the company through a transition period. Upon final regulatory approval, the company will be divided and Scotiabank will integrate its 50% share of this business with its existing pension fund management business in Peru, Profuturo AFP.

"Pension fund management is a business of strategic importance for Global Wealth Management's international operations and an area where we see great potential for future organic growth in Latin America," said Barb Mason, Executive Vice President of Global Wealth Management at Scotiabank. "This acquisition will allow us to quickly increase the scale of our existing Profuturo AFP business and become a bigger presence in this growing segment."

With US$9 billion in Assets Under Management (AUM), AFP Horizonte is the third largest pension fund manager in Peru and serves 1.4 million clients in 17 branches across the country. As a result of this transaction, Scotiabank has acquired 50% of this business.

Profuturo AFP was acquired by Scotiabank in 2008 and is Peru's fourth largest pension fund manager with 15% market share. The company currently has US$5.8 billion in AUM and serves 1.2 million customers through 14 branches in the country. After the integration of this acquisition, Profuturo AFP will increase AUM to approximately US$10.3 billion bringing its market share to 27% and will serve 1.9 million customers.

"Pension fund management is one of the largest wealth management segments in Latin America and we see an increased demand in this area as the young populations in this region enter the workforce and participate in the formal economy," said Carlos González-Taboada, CEO of Scotiabank in Peru and President of Profuturo AFP. "With Profuturo AFP's increased scale in the market, we see great potential to grow this business and drive sustainable earnings for the Bank."

Scotiabank in Peru

•	Scotiabank entered Peru in 1997 and has since grown to an operation with close to 11,000 employees, 284 branches and 600 ABMs across the country.
•	Scotiabank in Peru serves more than 930,000 retail, corporate and commercial, and institutional customers.
•	Through its subsidiary, CrediScotia, the Bank serves Consumer Finance and Micro Finance customers.

Scotiabank in Latin America

•	Scotiabank's Latin American footprint includes operations in Peru, Brazil, Chile, Colombia, Costa Rica, Dominican Republic, El Salvador, Mexico, Panama, Puerto Rico and Uruguay.
•	Scotiabank's international operations include a number of asset management, insurance and full service brokerage businesses. Through its Global Wealth Management division, Scotiabank also offers private banking and trust administration services to high net worth clients worldwide.
•	In addition to Profuturo AFP in Peru, Scotiabank holds a 51% stake in pension fund management company Colfondos AFP in Colombia, which it acquired in 2012.

About Scotiabank
Scotiabank is a leading multinational financial services provider and Canada's most international bank. With more than 82,000 employees, Scotiabank and its affiliates serve some 19 million customers in more than 55 countries around the world. Scotiabank offers a broad range of products and services including personal, commercial, corporate and investment banking. In December 2012, Scotiabank became the first Canadian bank to be named Global Bank of the Year and Bank of the Year in the Americas by The Banker magazine, a Financial Times publication. With assets of $736 billion (as at January 31, 2013), Scotiabank trades on the Toronto (BNS) and New York Exchanges (BNS). For more information please visit www.scotiabank.com.

SOURCE: Scotiabank

%CIK: 0000009631

For further information:

For media enquiries: Paula Cufre, Scotiabank Media Communications, 416-866-4833, Paula.cufre@scotiabank.com

CO: Scotiabank

CNW 16:02e 23-APR-13